UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-40792

CUSIP NUMBER 05581M 404

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2024

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BTCS Inc.

Full Name of Registrant

9466 Georgia Avenue #124

Address of Principal Executive Office (Street and Number)

Silver Spring, MD 20910

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company has filed this 12b-25 to allow additional time for the evaluation of certain accounting guidance related to its Ethereum block building operations. This evaluation may result in changes to the presentation of revenue and cost of revenues, which could affect these specific line items but will not impact gross profit, net income, or any balance sheet line items for current or prior periods. If this assessment is not completed within the five-day extension provided hereunder, the Company intends to file the Form 10-Q for the three and six months ended June 30, 2024, using its historical accounting principles related to these financial statement line items.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael Prevoznik	(202)	987-8368
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our revenue increased to $468,693 for the quarter ended June 30, 2024 from $385,753 for the quarter ended June 30, 2023. The total operating expenses for the quarter ended June 30, 2024 was $1,319,374 which was a decrease from $1,947,722 for the quarter ended June 30, 2023. The net loss for the quarter ended June 30, 2024 was $6,727,869 an increase from $1,178,048 for the quarter ended June 30, 2023.

The expected results of operation set forth above are subject to change and completion of the auditor’s review.

BTCS Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	/s/ Charles W. Allen
Charles W. Allen
Chief Executive Officer